Exhibit No. 23.2

Consent of Independent Auditor

The Board of Directors

Worthington Armstrong Venture:

We consent to the incorporation by reference in the registration statements (Nos. 333-251362, 333‑212457, 333-177072, 333-154765 and 333-138034) on Form S-8 and in the registration statement (No. 333-224533) on Form S-3 of Armstrong World Industries, Inc. of our report dated February 16, 2021, with respect to the consolidated balance sheets of Worthington Armstrong Venture and its subsidiaries as of December 31, 2020 and 2019, the related consolidated statements of income and comprehensive income, partners’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, which report appears in the December 31, 2020 annual report on Form 10-K of Armstrong World Industries, Inc.

Our report refers to a change in the method of accounting for revenue.

/s/ KPMG LLP

Philadelphia, Pennsylvania

February 23, 2021